October 28, 2015

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fortress Investment Group LLC (the “Company”)
Form 10-K for the fiscal year ended December 31, 2014
Form 10-Q for the quarterly period ended March 31, 2015
Response dated July 6, 2015
File No. 001-33294

Dear Ms. Hayes:

We have received the letter, dated October 14, 2015, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), Form 10-Q for the quarterly period ended March 31, 2015 and the Company’s response letter dated July 6, 2015.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Ms. Suzanne Hayes
Securities and Exchange Commission
October 28, 2015

1.
Your response to comment 2 and sample disclosure focuses on a year-over-year comparison and does not address trends that develop within a quarter, such as the fourth quarter trend you discussed during your earnings call and in the February 26, 2015 earnings release. To the extent that a trend develops during the course of a quarter, it may be more useful to compare the quarter end value to the prior quarter end value. To the extent quarterly results illustrate a longer term trend, it may also be useful to compare the year end. Please confirm that you will identify and discuss material trends that develop during the course of a quarter by contrasting the quarter end value with prior quarter(s) when appropriate.

Response

We respectfully inform the Staff that in our future filings we will identify and discuss material trends that develop during the course of a quarter and any longer term trends by comparing the quarter end value with prior quarter(s) and/or year end as appropriate.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 238

2.
We note your response to prior comment 5 which indicates that you transferred the fair value of the controlling interest, $101.0 million, to Mr. Levinson for no consideration. Please tell us why you do not disclose this dollar value in your discussion of the transaction on pages 42-43 or your definitive proxy statement and whether you would, if applicable, disclose this amount as part of your FY2015 Form 10-K disclosure concerning transactions with related persons.

Response

We respectfully inform the Staff that in the definitive proxy statement we disclosed the transfer of the Fortress Asia Macro Funds into an autonomous asset management business, Graticule Asset Management Asia, which is controlled by Mr. Levinson and in which we retained a minority interest, and the payments made in connection with the transaction, and therefore did not believe it was necessary to include the non-cash amount relating to the fair value of the controlling interest that was transferred, which was recorded as non-cash expense on our financial statements. We will, however, revise our disclosure in future filings to include the fair value of the controlling interest in Graticule that was transferred in the section entitled “Certain Relationships and Related Transactions.”

Ms. Suzanne Hayes
Securities and Exchange Commission
October 28, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015

General

3.	We continue to evaluate your responses to prior comments 5, 6 and 7 and may have additional comments.

Response

We acknowledge that the Staff continues to evaluate our responses to comments 5, 6 and 7 and may have additional comments.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212‑798-6081.

Sincerely,

/s/ Daniel N. Bass

Daniel N. Bass
Chief Financial Officer

cc:	Hugh West, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission
Joseph McCann, Securities and Exchange Commission